SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR OPENS 3 NEW BASES AT EINDHOVEN, KRAKOW & ZADAR

100,000 SEAT SALE FROM JUST £12

Ryanair, Europe's only ultra-low cost carrier (ULCC), today (4 Apr) celebrated the opening this week of its new bases at Eindhoven, Krakow and Zadar, bringing Ryanair's European base network to 54, with an additional 3 bases set to open at Chania (Greece), Fez and Marrakech (both Morocco) by the end of April.

Eindhoven is Ryanair's second Dutch base (following the opening of Maastricht in December) with one-based aircraft and 31 routes, which will deliver up to 1.7m passengers p.a. and sustain 1,700* "on-site" jobs, as Ryanair invests over $85m at Eindhoven Airport.

Ryanair also opened its second base in Poland at Krakow, with two-based aircraft and 31 routes, which will deliver up to 1.6m passengers p.a. and sustain 1,600* "on-site" jobs, representing a $170m investment at Krakow Airport.

Zadar, meanwhile, is Ryanair's first Croatian base, with one-based aircraft and 17 routes, which will deliver up to 300,000 passengers p.a. and sustain 300 "on-site" jobs, as Ryanair invests over $85m at Zadar Airport.

Ryanair celebrated the opening of its three new bases by launching a 100,000 seat sale across its entire European network, with prices starting from just £12 for travel in May, which are available for booking until midnight (24:00hrs) Monday (8 Apr).

Ryanair's Robin Kiely said:

     "Ryanair is delighted to open its newest bases at Eindhoven, Krakow and Zadar, our 52nd, 53rd and 54th bases, with three further bases set to open at Chania, Fez and Marrakech this month, bringing our total base network to 57.

      To celebrate the opening of our newest bases, we are launching a 100,000 seat sale with fares starting from £12 for travel across Europe in May, which are available for booking until midnight Monday
      (8 Apr). Since seats at these crazy low prices will be snapped up quickly, we urge passengers to book them immediately on www.ryanair.com."

* ACI confirms up to 1,000 'on-site' jobs per 1m passengers

Ends.

For further information
please contact:
                         Robin Kiely                            Joe Carmody
                                         Ryanair Ltd                            Edelman Ireland
                                         Tel: +353-1-8121212           Tel: +353-1-6789 333
                                         press@ryanair.com              ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 April, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary